(Photos of Machinery & Staff Appear on Cover)

                                         (Speizman logo) SPEIZMAN
                                                         INDUSTRIES, INC.
                                                         1997 ANNUAL REPORT

STOCKHOLDERS' LETTER
To Our Stockholders:
  Speizman Industries is a world leader in the sales and distribution of specialized machinery and equipment. For years we have been the largest distributor of new sock knitting machines in the world. During the past year we acquired Wink Davis Equipment Company, the largest distributor of commercial laundry equipment in the U.S.A. It is our intent to continue to look for other dominant distributors as possible acquisitions, as well as growing each company we own.
  Soon after we had our secondary offering in 1993, FORBES ranked us among the top 200 small cap stocks in America. This was based in part on the growth of our net revenues by 48.8% and the growth of net income by 255.5% from 1992 to 1993.
  Although 1995-96 was a down year for the sock knitting industry worldwide, our '96-97 fiscal year sales were $79 million, with net profit after tax of $2.7 million, or $0.80 per share. We want to tell you more about our Company so that you can share our confidence in its future.
  We attribute the success of Speizman Industries to doing our best in four critical areas:
  (Bullet) Product
  (Bullet) People
  (Bullet) Philosophy
  (Bullet) Planning
  Let's look at each of these areas in more detail.
(BULLET) PRODUCT
  We distribute Lonati, known for the best sock knitting machines made. Lonati is the largest manufacturer of sock and hosiery machinery in the world, five times larger than their closest competition. We distribute all of Lonati's equipment in the United States, Canada and Mexico, except pantyhose equipment in the U.S.
  Lonati's athletic sock machines can produce one sock in a minute or less. These computer-programmed machines allow the sock maker to change styles in a matter of seconds rather than in a matter of hours or days. Thus one Lonati machine can do the work of several different machines year round. Lonati is the preferred machine in the market with an 85% market share because it is better made, more reliable and Speizman offers the best after-sales service and training for our customers.
  Current hosiery trends suggest that sock production will increase in the years to come. Businesses throughout the United States have begun to implement "casual days" that are increasing the demand for dress/casual socks. The 1996 Hosiery Statistics gathered by the National Association of Hosiery Manufacturers (NAHM) show that total sock production for 1996 was up 12.5%. Sock shipment was up 10.4%. The big movers in the industry were boys' casual/dress socks which experienced a 56.7% increase in production and women's sport/athletic socks up 34%.
  The retail dollar volume for socks nearly doubled from $2.44 billion in 1987 to $4.26 billion in 1996, according to the NAHM. Retail unit volume for socks is up 7.2% over 1995 and retail dollar volume is up 10.2% over 1995. Total per capita consumption of socks from 1991 to 1996 increased 31.8%.
  The majority of socks in 1996 were sold by major retailers like Wal-Mart and Kmart. These chains require more value for the same price. They demand that suppliers hold inventory and fill large orders very quickly. By selling more Lonati sock knitting machines, we can help our customers meet these increasing demands.
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(BULLET) PEOPLE
  At Speizman, every person in our organization values our customers. We impress upon every employee that we are a team. Our market is relatively small so each customer is precious. We offer our customers in-house trials and demonstrations, comprehensive training and instruction, and prompt, expert service. Our salespeople establish lasting relationships with our customers and are genuinely concerned about their needs. We do whatever is necessary to ensure that our customers receive a fair price and unparalleled service. We also take trade-ins on outdated equipment, something rarely seen in the industry. This reduces the capital required to purchase our new equipment, frees up customers' floor space and supplies us with used equipment to sell to South American and Third World countries.
(BULLET) PHILOSOPHY
  Speizman has 85% of the market for athletic sock knitting machines, 75-80% of the market for dress/casual sock knitting machines and 80% of the market for sock toe closing machines. In addition, we are the largest dealer of used sock machinery in the world.
  We believe that we have been able to achieve such domination because of our superior product, our great attention to the customer and our concentration on the sale. At Speizman, we treat our customers fairly and ethically, adhering to the golden rule. We also apply high ethical standards while we work hard to dominate our competition.
  Part of our philosophy is what we call the "wave theory." A wave, like a competitor, will appear on the horizon as a small ripple. But as the wave reaches the shore, or as the competition begins to find success in your territory, the wave becomes larger and it can wash you away. Therefore, we are ever mindful of the wave and work hard to protect our market share. In fact, we try whenever possible to be the wave, overwhelming our competition. We believe in asking for all the orders and getting every sale. When we do not accomplish that, we take it very seriously and search for the underlying causes.
(BULLET) PLANNING
  Speizman has seen its share of success over the years and has plans to accomplish even more. We are constantly seeking ways to improve our business and better serve our customers.
  We are looking for opportunities to diversify by joining with other companies who share our business philosophy and dominate their markets. We maintain profitability standards for our divisions. We will consider discontinuing any division that is not viable.
  We strive to protect and enhance our balance sheet. Our goal is to maximize profitability and return on assets. Speizman currently employs approximately 85 people and tries to keep a ratio of $1 million in sales per employee. Our Wink Davis subsidiary utilizes more people per dollar of sales to maintain their market position.
  We use capital to reinforce our market strength by maintaining ample spare parts, taking trade-ins and buying popular new machines to provide quick delivery. We hope to continue growing both sales and profits utilizing our market-dominating strategies and hard work.
  Through our acquisition of Wink Davis Equipment Company this year, Speizman Industries became the largest distributor of laundry equipment in the U.S., distributing equipment made by the world's largest manufacturer of laundry machines. This acquisition will continue to operate under the Wink Davis name. This marks a substantial step in Speizman's efforts to diversify our operations by joining with other market leaders that share our sales and business philosophies.
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  Speizman intends to continue being the wave in its markets. While we already control major portions of some markets, there are still more customers to obtain and satisfy. We believe that Lonati of Italy will continue to be on the cutting edge of new technology in the sock knitting machine industry. As their largest distributor, we can help usher in their new products and increase our markets in North America.
  Major innovations in the sock knitting and laundry equipment markets will help to change the way these markets operate.
  Technological breakthroughs by manufacturers of sock knitting equipment will allow machines to close the toe as well as produce the sock. This should result in significantly lower sock production costs and make our market even more capital intensive. In addition, this innovation will produce a better quality product and is expected to drive greater demand among Speizman's customers to purchase our equipment.
  In the laundry equipment arena, one of Wink Davis's major equipment suppliers is working on new laundry machinery that utilizes CO2. As water resources become scarcer in many parts of the world, carbon dioxide may one day replace the water used in some laundries and in the bleaching of garments.
  To help prepare our Company for these exciting innovations and growth, Speizman has currently in place a team of leaders that includes highly experienced veterans and a new generation of young and energetic managers. These younger leaders already have the experience to understand the business plus the intelligence to take us to the next level.
  Speizman Industries has done its best to focus its attention in four critical areas: product, people, philosophy and planning. With continued diligence in these areas, we expect to continue creating greater value for our customers and shareholders.
Sincerely yours,
/s/ ROBERT S. SPEIZMAN
Robert S. Speizman, President and CEO
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SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA
                                                                FISCAL YEAR ENDED
                                              JUNE 28,    JUNE 29,    JULY 1,    JULY 2,    JULY 3,
                                                1997        1996       1995       1994       1993
                                                (IN THOUSANDS, EXCEPT NET INCOME PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net revenues                                $79,103     $46,280     $61,597    $69,526    $39,552
  Cost of sales                                65,935      40,547      53,986     60,004     32,635
  Gross profit                                 13,168       5,733       7,611      9,522      6,917
  Selling, general and
     administrative expenses                    8,855       6,577       5,478      4,350      3,651
  Operating income (loss)                       4,313        (844 )     2,133      5,172      3,266
  Interest (income) expense, net                  (18 )       (43 )       (15)         6        186
  Income (loss) before taxes
     on income                                  4,331        (801 )     2,148      5,166      3,080
  Taxes (benefit) on income                     1,645        (228 )       854      1,869        661
Net income (loss)                               2,686        (573 )     1,294      3,297      2,419
  Preferred stock dividends                        --          --          --         41         --
  Net income (loss) applicable to common
     stock                                    $ 2,686     $  (573 )   $ 1,294    $ 3,256    $ 2,419
PER SHARE DATA:
  Net income (loss)                           $   .80     $  (.17 )   $   .40    $  1.12    $  1.03
  Weighted average number of shares             3,354       3,284       3,271      2,905      2,360
BALANCE SHEET DATA:
  Working capital                             $18,741     $16,313     $17,613    $16,579    $ 4,553
  Total assets                                 43,174      36,149      35,704     30,160     18,145
  Short-term debt                                  --          --          --         --        175
  Long-term debt, including current
     maturity                                     112         148         147        293      1,060
  Stockholders' equity                         20,938      18,203      18,782     17,483      5,137

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BUSINESS OVERVIEW
GENERAL
Speizman Industries, Inc. (the "Company") is the leading distributor of new sock knitting machines in the United States. It distributes technologically advanced sock knitting machines manufactured by Lonati, S.p.A., Brescia, Italy
("Lonati"), which the Company believes is the world's largest manufacturer of hosiery knitting equipment. It also distributes Lonati sock and sheer hosiery knitting machines in Canada and in Mexico. In addition, through sales arrangements with other European textile machinery manufacturers, the Company distributes other sock knitting machines, knitting machines for underwear and other knitted fabrics and other equipment related to the manufacture of socks, sheer hosiery and other textile products, principally in the United States and Canada. The Company also sells dyeing and finishing equipment for the textile industry. The Company sells textile machine parts and used textile equipment in the United States and in a number of foreign countries.
ALL REFERENCES HEREIN ARE TO THE COMPANY'S 52-OR-53 WEEK FISCAL YEAR ENDING ON THE SATURDAY CLOSEST TO JUNE 30. FISCAL 1997, 1996, 1995, AND 1994, EACH CONTAINED 52 WEEKS AND ENDED ON JUNE 28, 1997, JUNE 29, 1996, JULY, 1, 1995 AND JULY 2, 1994. FISCAL 1993 CONTAINED 53 WEEKS AND ENDED ON JULY 3, 1993. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM THE "COMPANY" AS USED HEREIN INCLUDES SPEIZMAN INDUSTRIES, INC.
The Company and Lonati entered into their present agreement for the sale of Lonati machines in the United States in January 1992 (the "Lonati Agreement"). The Company and Lonati also entered into a similar agreement relating to the Company's distribution of Lonati sock and sheer hosiery knitting machines in Canada in January 1992 and in Mexico in January 1997. The Company has distributed Lonati double cylinder machines in the United States continuously since 1982. The Company began distributing Lonati single cylinder machines in 1989.
Pursuant to the Lonati Agreement, Lonati has appointed the Company as Lonati's exclusive agent in the United States for the sale of its range of single and double cylinder sock knitting machines and related spare parts as of the date of the Lonati Agreement. Under the Lonati Agreement, the Company also serves as the distributor of such equipment in the United States. Although the Lonati
Agreement does not establish the Company as the exclusive distributor of Lonati sock machines in the United States, the Company in fact has exclusively distributed Lonati double cylinder sock machines continuously since 1982 and Lonati single cylinder sock knitting machines since 1989. The Lonati Agreement extended to December 31, 1995 and continues from year to year thereafter, although it may be terminated on 90 days written notice at any year end or without notice in the event of a breach. The Company and Lonati also entered into a similar agreement relating to the Company's distribution of Lonati sock and sheer hosiery knitting machines in Canada in January 1992 and in Mexico in January 1997.
The Lonati Agreement contains certain covenants and conditions relating to the Company's sale of Lonati machines, including, among others, requirements that the Company, at its own expense, promote the sale of Lonati machines and assist Lonati in maintaining its competitive position, maintain an efficient sales staff, provide for the proper installation and servicing of the machines, maintain an adequate inventory of parts and pay for all costs of advertising the machines. The Company is prohibited during the term of the Lonati Agreement from distributing any machines or parts that compete with Lonati machines and parts. The Company believes that it is and will remain in compliance in all material respects with such covenants. The cost to the Company of Lonati machines, as well as the delivery schedule of these machines, are totally at the discretion of Lonati. The Lonati Agreement allows Lonati to sell machines directly to the sock manufacturer with any resulting commission paid to the Company determined on a case by case basis.
The Lonati single cylinder machines distributed by the Company are for the knitting of athletic socks. The Lonati double cylinder machines are for the knitting of dress and casual socks. The Lonati machines are electronic, high-speed, and have computerized controls. Lonati single cylinder machines are capable of knitting pouch heel and toe, reciprocated heel and toe and tube socks. These and other features allow the rapid change of sock design, style and size, result in increased production volume and efficiency and simplify the servicing of the machines. The Company distributes these sock knitting machines as well as Lonati sheer hosiery knitting machines in Canada and in Mexico. In addition, the Company distributes the knitting machines, described below, manufactured by Santoni, S.r.l., Brescia, Italy ("Santoni"), one of Lonati's subsidiaries, in the United States, Canada and Mexico. Sales by the Company in the United States, Canada and Mexico of machines manufactured by Lonati,
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S.p.A., generated the following percentages of the Company's net revenues: 60.1%
in fiscal 1997, 46.2% in fiscal 1996 and 44.4% in fiscal 1995. In addition, sales of Santoni machines in the United States, Canada and Mexico generated
7.0%, 4.8% and 9.3% of the Company's net revenues in fiscal 1997, 1996 and 1995, respectively.
In addition to the Lonati machines, the Company distributes new knitting and other machines and equipment under written agreements and other arrangements with the manufacturers. The following table sets forth certain information concerning certain of these additional distribution arrangements:

MANUFACTURER               MACHINE                                TERRITORY
Santoni, S.r.l.,           Circular knitting machines for         United States, Canada and Mexico
  Brescia, Italy             underwear, men's socks and women's
                             sheer hosiery and surgical support
                             hose
Conti Complett, S.p.A.,    Sock toe closing machines and sock     United States and Canada
  Milan, Italy               turning devices
Sperotto Rimar, S.p.A.,    Fabric processing and finishing        United States
  Malo, Italy                machines
Corino Macchine, S.r.l.,   Fabric handling equipment              United States and Canada
  Alba, Italy
Fimatex,                   Turning devices for sock machines      United States
  Scandicci, Italy
Orizio Paolo, S.p.A.,      Fabric knitting machines               United States
  Brescia, Italy
Tonello, S.r.l.,           Garment wet processing equipment       United States, Canada and Mexico
  Sarcedo, Italy

There can be no assurance that the Company will not encounter significant difficulties in any attempt to enforce any provision of the Lonati Agreement (or any other agreement with a foreign manufacturer), or any agreement that may arise in connection with the placement and confirmation of orders for the machines manufactured by Lonati (or any other foreign manufacturer) or obtain an adequate remedy for a breach of any such provision, due principally to the fact that Lonati (or any other foreign manufacturer) is a foreign company.
The Company sells used machinery and parts to the textile industry. The Company carries significant amounts of machinery and parts inventories to meet customers' requirements and to assure itself of an adequate supply of used machinery. The Company acts as a liquidator of textile mills and as a broker in the purchase and sale of such mills.
MARKETING AND SALES
The Company markets and sells knitting machines and related equipment primarily by maintaining frequent contacts with customers and understanding of its customers' individual business needs. Salespersons will set up competitive trials in a customer's plant and allow the customer to use the Company's machine in its own work environment alongside competing machines for two weeks to three months. The Company also offers customers the opportunity to send their employees to the Company for training courses on the operation and service of the machines and, depending on the number of machines purchased and the number of employees to train, may offer such training courses at the customer's facility. In addition, the Company exhibits its equipment at trade shows and uses its private showroom to demonstrate new machines. These marketing strategies are complemented by the Company's commitment to service and continuing education. The Company also produces, at its own expense, training videos for its major lines of equipment. At September 8, 1997, the Company employed approximately 11 salespersons and 30 technical representatives. In addition to its sales staff, the Company uses over 40 commission sales agents in a number of foreign countries in connection with its sales of used machines.
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BACKLOG
The Company's backlog of unfilled orders for new and used machines was $16.8 million at June 28, 1997 as compared to $19.3 million at June 29, 1996 and $4.1 million at July 1, 1995. Management believes that all the Company's unfilled orders at June 28, 1997 will be filled by the end of fiscal 1998. The period of time required to fill orders varies depending on the machine ordered. ACQUISITION OF WINK DAVIS EQUIPMENT COMPANY, INC.
On August 1, 1997, the Company acquired all of the outstanding common stock of Wink Davis Equipment Company, Inc. ("Wink Davis"), pursuant to a Stock Purchase Agreement dated July 31, 1997. The Company paid $9.5 million in cash with additional conditional payments of up to an aggregate of $1.5 million in cash to certain former shareholders over a five-year period based on certain pre-tax earnings calculations. The purchase was financed with a new credit facility with NationsBank entered into August 1, 1997. This facility replaces a former loan agreement originally due to expire October 31, 1999. This facility provides up to $37.0 million comprised of (a) a $7.0 million term loan with quarterly principal payments of $250,000 beginning December 31, 1997, the balance due July 31, 2000; and (b) up to $30.0 million for letters of credit, including up to $8.5 million in revolving funds. Amounts outstanding under the line of credit bear interest at the greater of prime plus 1% or the Federal Funds Effective Rate plus 1.5% for base rate loans and the 30, 60 or 90 day LIBOR rate plus 2% for LIBOR loans. In connection with this line of credit, the Company granted a security interest in accounts receivable and inventory.
Wink Davis is based in Atlanta, Georgia and distributes laundry equipment and parts, principally in the southeastern United States and in the Chicago, Illinois area. Wink Davis has exclusive distributorships for certain territories with the following suppliers: Pellerin Milnor for washer extractor equipment and Chicago Dryer for commercial dryers. Wink Davis also sells laundry machine parts and offers various equipment repair services. In addition, Wink Davis has distributorships with other suppliers of laundry-related equipment. Both of these distributorships are renewed on an annual basis; however, Wink Davis has in fact maintained relationships with both suppliers for over 25 years.
The primary customers include, but are not limited to, hotels, hospitals, prisons and other institutional laundry service providers. Net revenues of Wink Davis for the twelve months ended June 30, 1997 are approximately $32.6 million. Since the acquisition occurred August 1, 1997, the results of operations of Wink Davis have not been included in the Company's consolidated financial statements. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
GENERAL
The Company's revenues are generated primarily from its distribution of textile equipment, principally knitting machines and dyeing and finishing equipment, to manufacturers of textile products and, to a lesser extent, from the sale of parts used in such equipment and the sale of used textile equipment.
RESULTS OF OPERATIONS
YEAR ENDED JUNE 28, 1997 COMPARED TO YEAR ENDED JUNE 29, 1996
NET REVENUES. Net revenues in fiscal 1997 were $79.1 million as compared to $46.3 million in fiscal 1996, an increase of $32.8 million or 70.9%. This increase is due to a combination of price and volume increases. This increase reflects a $32.2 million increase in sales of hosiery equipment, a $0.7 million increase in sales of dyeing and finishing equipment, a $0.6 million increase in sales of garment wet processing equipment, a $1.2 million increase in parts and other sales activities partially offset by a $1.9 million decrease in sales of sweater manufacturing and related equipment. The market for hosiery equipment is influenced by the retail sector, changes in technology and general economic conditions affecting the Company's customers.
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COST OF SALES. In fiscal 1997, cost of sales was $65.9 million as compared to
$40.5 million in fiscal 1996, an increase of $25.4 million or 62.6%. Cost of sales as a percent of revenue decreased to 83.4% in fiscal 1997 from 87.6% in fiscal 1996. This decrease results from increased demand for hosiery equipment resulting in increased sales prices and increased field service efficiency arising from increased volume. Management cannot predict whether these increased gross profit margins will continue in the future as they are dependent on the market for hosiery equipment.
SELLING EXPENSES. Selling expenses increased to $5.8 million in fiscal 1997 from $4.7 million in fiscal 1996, an increase of 23.6%. The increase results from overall increased selling activity, including salaries, sales commissions, exhibition expenses and letter of credit expenses. These increases are partially offset by elimination of expenses of the CopyGuard division, which was disposed in fiscal 1996.
GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for fiscal 1997 totaled $3.0 million, an increase of $1.1 million from $1.9 million in fiscal 1996. The increase results primarily from additional salaries and management bonuses.
INTEREST INCOME. Interest income is expressed net of interest expense. In fiscal 1997, interest income exceeded interest expense by $18,000. Net interest income was $43,000 in fiscal 1996.
TAXES (BENEFIT) ON INCOME (LOSS). The provision for income taxes in fiscal 1997 is $1,645,000 or 38.0% of income before taxes. In fiscal 1996 the provision for income taxes is a tax benefit of $228,000 or 28.5% of loss before taxes. The higher effective tax rate in fiscal 1997 results from the combined effects of non-deductible entertainment and life insurance expenses and U.S. profits taxed at rates higher than foreign tax rates.
NET INCOME (LOSS). Net income for fiscal 1997 increased to $2.7 million compared to a net loss of $0.6 million for fiscal 1996. Net income per share increased to $0.80 per share in fiscal 1997 compared to a net loss per share of $0.17 for fiscal 1996.
YEAR ENDED JUNE 29, 1996 COMPARED TO YEAR ENDED JULY 1, 1995
NET REVENUES. Net revenues in fiscal 1996 were $46.3 million as compared to $61.6 million in fiscal 1995, a decrease of $15.3 million, or 24.9%. This decrease reflects a $11.3 million decline in sales of hosiery equipment, a $7.3 million decline in sales of sweater manufacturing and related equipment, a $0.5 million decline in parts and other sales activities partially offset by a $3.8 million increase in sales of knitted fabric machines. The Company's backlog of unfilled orders for new and used machines at June 29, 1996, was $19.3 million as compared to $4.1 million at July 1, 1995. The improved level of backlog in 1996 results from substantially increased demand for sock knitting machines.
COST OF SALES. In fiscal 1996, cost of sales was $40.5 million as compared to $54.0 million in fiscal 1995, a decrease of $13.5 million, or 24.9%, matching the relative decline in revenues. Cost of sales as a percent of revenues was 87.6% in fiscal 1996, unchanged from fiscal 1995.
SELLING EXPENSES. Selling expenses increased to $4.7 million in fiscal 1996 from $3.6 million in fiscal 1995, an increase of 31.2%. A significant element of the increase was disposal of the CopyGuard sales division. During the third quarter of fiscal 1996, management decided to dispose of the Company's CopyGuard division. CopyGuard was developing a computer-generated matrix to invisibly mark garments to prevent counterfeiting. However, its continuing cash requirements were diverting funds from the Company's core business while prospects of bringing the system to market, successfully, were diminishing. Although the system developed by CopyGuard functioned successfully from a technical point of view, the system had not proven to be commercially feasible for the prospective users. Other elements in the increase were salespersons' salaries and commissions, warehouse and office space costs, travel, insurance, telecommunications, and insurance, partially offset by a decrease in letter of credit expenses.
GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses totaled $1,878,000, down by $17,000 from $1,895,000 in fiscal 1995. This small decrease resulted from declines in salaries and bonuses and bad debt provisions, partially offset by increases in professional fees and in life insurance expenses.
INTEREST INCOME. Interest income is expressed net of interest expense. In fiscal 1996, interest income exceeded interest expense by $43,000. Net interest income was $15,000 in fiscal 1995.
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TAXES (BENEFIT) ON INCOME (LOSS). The provision for income taxes in fiscal 1996 is a tax benefit of $228,000 on the $801,000 loss from operations, or 28.5% of the loss. In the prior year, the tax provision was 39.8% of income before taxes. The current year effective rate reflects the combined effects of non-deductible entertainment and life insurance expenses.
NET INCOME (LOSS). Net income applicable to common stock declined from $1.3 million in fiscal 1995 to a loss of $0.6 million. Net loss per share in fiscal 1996 was $0.17. This compares to $0.40 per share net income in fiscal 1995. LIQUIDITY AND CAPITAL RESOURCES
Note regarding Private Securities Litigation Reform Act: Statements made by the Company which are not historical facts are forward looking statements that involve risks and uncertainties. Actual results could differ materially from those expressed or implied in forward looking statements. All such forward looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Important factors that could cause financial performance to differ materially from past results and from those expressed and implied in this document include, without limitation, the risks of acqusition of businesses (including limited knowledge of the businesses acquired and misrepresentations by sellers) availability of financing, competition, management's ability to manage growth, loss of customers, and a variety of other factors.
The Company's operations require a substantial line of letters of credit to cover its customers' orders. At June 28, 1997, the Company's credit facility provides for an overall facility of $ 25.0 million for letters of credit, including up to $4.0 million in revolving funds. This facility, originally due to expire on October 31, 1999, has been refinanced in conjunction with the purchase of all of the outstanding common stock of Wink Davis Equipment Company. The Company entered into a new credit facility on August 1, 1997. This facility provides up to $37.0 million comprised of (a) a $7.0 million term loan with quarterly principal payments of $250,000 beginning December 31, 1997, the balance due July 31, 2000; and (b) up to $30.0 million for letters of credit, including up to $8.5 million in revolving funds. Amounts outstanding under the line of credit bear interest at the greater of prime plus 1% or the Federal Funds Effective Rate plus 1.5% for base rate loans and the 30, 60 or 90 day LIBOR rate plus 2% for LIBOR loans. In connection with this line of credit, the Company granted a security interest in accounts receivable and inventory. Working capital at June 28, 1997 was $18.7 million as compared to $ 16.3 million at June 29, 1996, an increase of $2.4 million. Operating activities in fiscal 1997 used $3.4 million in funds. In fiscal 1996, such activities provided $6.4 million in funds. This decrease in cash flow from operations resulted primarily from substantial increases in accounts receivable and inventory. In fiscal 1997, investing activities used $820,000 as compared to usage of $812,000 in the prior year. As a result cash and cash equivalents decreased by $4.2 million to total $3.8 million at June 28, 1997 as compared to $8.0 million at June 29, 1996. SEASONALITY AND OTHER FACTORS
There are certain seasonal factors that may affect the Company's business. Traditionally, manufacturing businesses in Italy close for the month of August, and the Company's customers close for one week in July. Consequently, no shipments or deliveries, as the case may be, of machines distributed by the Company that are manufactured in Italy are made during these periods which fall in the Company's first quarter. In addition, manufacturing businesses in Italy generally close for two weeks in December, during the Company's second quarter. Fluctuations of customer orders or other factors may result in quarterly variations in net revenues from year to year.
EFFECTS OF INFLATION AND CHANGING PRICES
Management believes that inflation has not had a material effect on the Company's operations.
A substantial portion of the Company's machine and spare part purchases are denominated and payable in Italian lira. Currency fluctuations of the lira could result in substantial price level changes and therefore impede or promote import/export sales and substantially impact profits. However, to reduce exposure to adverse foreign currency fluctuations during the period from customer orders to payment for goods sold, the Company enters
10
into forward exchange contracts. The Company is not able to assess the quantitative effect that such currency fluctuations could have upon the Company's operations. There can be no assurance that fluctuations in foreign currency exchange rates will not have a significant adverse effect on future operations.
DISCLOSURE ABOUT FOREIGN CURRENCY RISK
A significant number of the Company's purchases of machinery for resale is denominated in Italian Lira. In the ordinary course of business, the Company enters into foreign exchange forward contracts to mitigate the effect of foreign currency movements between the Italian Lira and the US dollar from the time of placing the Company's purchase order until final payment for the purchase is made. The contracts have maturity dates that do not exceed 12 months. Substantially all of the increase or decrease of the Lira denominated purchased price is offset by the gains and losses of the foreign exchange contract. The unrealized gains and losses on these contracts are deferred and recognized in the results of operations in the period in which the hedged transaction is consummated.
At June 28, 1997, the Company had contracts maturing through April 1998 to purchase approximately 27.4 billion Lira for approximately $16.2 million, which approximates the spot rate on that date.
11

MARKET AND DIVIDEND INFORMATION
The Company's Common Stock has been included for quotation on the NASDAQ National Market System under the NASDAQ symbol "SPZN" since October 1993. The following table sets forth, for the periods indicated, the high and low sale prices as reported by the NASDAQ National Market System.

                                                                                               HIGH      LOW
FISCAL 1996
First Quarter (ended September 30, 1995)                                                       $5.12    $3.50
Second Quarter (ended December 30, 1995)                                                        3.88     2.62
Third Quarter (ended March 30, 1996)                                                            4.50     2.50
Fourth Quarter (ended June 29, 1996)                                                            5.62     3.50
FISCAL 1997
First Quarter (ended September 28, 1996)                                                        5.75     3.75
Second Quarter (ended December 28, 1996)                                                        6.88     4.38
Third Quarter (ended March 29, 1997)                                                            7.13     4.50
Fourth Quarter (ended June 28, 1997)                                                            6.25     3.88

As of June 28, 1997, there were approximately 271 stockholders of record of the Common Stock.
The Company has never declared or paid any dividends on its Common Stock. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, surplus, restrictive covenants in agreements to which the Company may be subject, general business conditions and such other factors as the Board of Directors may deem relevant. The Company's present credit facility contains certain financial and other covenants that could limit the Company's ability to pay cash dividends on its capital stock.
12

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
To the Board of Directors and Stockholders
Speizman Industries, Inc.
We have audited the accompanying consolidated balance sheets of Speizman Industries, Inc. and subsidiaries as of June 28, 1997 and June 29, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Speizman Industries, Inc. and subsidiaries at June 28, 1997 and June 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 28, 1997, in conformity with generally accepted accounting principles.
                                                        /s/  BDO SEIDMAN, LLP
                                                          BDO SEIDMAN, LLP
Charlotte, North Carolina
September 9, 1997
13

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          YEAR ENDED
                                                            JUNE 28,       JUNE 29,        JULY 1,
                                                              1997           1996           1995
NET REVENUES (Note 1)                                      $79,103,225    $46,279,969    $61,596,833
COSTS AND EXPENSES:
  Cost of sales                                             65,934,696     40,546,962     53,986,242
  Selling expenses                                           5,810,360      4,699,280      3,582,719
  General and administrative expenses                        3,045,269      1,878,193      1,894,915
     Total costs and expenses                               74,790,325     47,124,435     59,463,876
                                                             4,312,900       (844,466)     2,132,957
INTEREST (INCOME) EXPENSE, net of
  interest income of $113,137, $126,522
  and $101,562                                                 (17,651)       (43,400)       (14,858)
NET INCOME (LOSS) BEFORE TAXES                               4,330,551       (801,066)     2,147,815
TAXES (BENEFIT) ON INCOME (Note 5)                           1,645,000       (228,000)       854,000
NET INCOME (LOSS)                                          $ 2,685,551    $  (573,066)   $ 1,293,815
NET INCOME (LOSS) PER SHARE                                $      0.80    $     (0.17)   $      0.40
Weighted average number of common and equivalent shares      3,353,786      3,283,828      3,271,464

See accompanying summary of accounting policies and notes to consolidated financial statements.
14

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                                JUNE 28,       JUNE 29,
                                                                                  1997           1996
ASSETS
CURRENT:
  Cash and cash equivalents                                                    $ 3,832,534    $ 7,981,723
  Accounts receivable (Notes 2 and 6)                                           21,075,138     12,160,449
  Inventories (Notes 3 and 6)                                                   12,970,134     11,639,552
  Prepaid expenses and other current assets                                      2,988,786      2,340,111
     TOTAL CURRENT ASSETS                                                       40,866,592     34,121,835
PROPERTY AND EQUIPMENT: (Notes 4 and 7)
  Leasehold improvements                                                           750,140        550,684
  Machinery and equipment                                                        1,770,886      1,208,508
  Furniture, fixtures and transportation equipment                               1,078,429      1,218,570
                                                                                 3,599,455      2,977,762
  Less accumulated depreciation and amortization                                (1,811,183)    (1,525,058)
     NET PROPERTY AND EQUIPMENT                                                  1,788,272      1,452,704
OTHER                                                                              518,957        574,685
                                                                               $43,173,821    $36,149,224
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT:
  Accounts payable                                                             $19,075,766    $14,864,567
  Customers' deposits                                                            1,380,621      2,723,466
  Accrued expenses                                                               1,667,621        209,881
  Current maturities of long-term debt (Note 7)                                      1,769         11,051
     TOTAL CURRENT LIABILITIES                                                  22,125,777     17,808,965
LONG-TERM DEBT (Note 7)                                                            110,344        137,334
     TOTAL LIABILITIES                                                          22,236,121     17,946,299
COMMITMENTS AND CONTINGENCIES (Notes 4, 9, 10, 11 and 12)
STOCKHOLDERS' EQUITY (Notes 8 and 9):
  Common Stock -- par value $.10; authorized 20,000,000 shares, issued
     3,262,866, outstanding 3,235,266; and authorized
     6,000,000 shares, issued 3,236,199, outstanding 3,208,599                     326,287        323,620
  Additional paid-in capital                                                    12,512,299     12,459,965
  Retained earnings                                                              8,209,911      5,524,360
  Foreign currency translation adjustment                                          (11,000)        (5,223)
     Total                                                                      21,037,497     18,302,722
  Treasury stock, at cost, 27,600 common shares                                    (99,797)       (99,797)
     TOTAL STOCKHOLDERS' EQUITY                                                 20,937,700     18,202,925
                                                                               $43,173,821    $36,149,224

See accompanying summary of accounting policies and notes to consolidated financial statements.
15

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                FOREIGN
                                                     ADDITIONAL                CURRENCY
                                 COMMON     COMMON     PAID-IN     RETAINED   TRANSLATION  TREASURY  STOCKHOLDERS'
                                 SHARES     STOCK      CAPITAL     EARNINGS   ADJUSTMENT    STOCK       EQUITY
BALANCE, JULY 2, 1994           3,234,949  $323,495  $12,455,590  $4,803,611   $      --   $(99,797)  $17,482,899
Net income                            --        --            --   1,293,815          --        --      1,293,815
Exercise of stock options          1,250       125         4,375          --          --        --          4,500
Foreign currency translation
  adjustment                          --        --            --          --         731        --            731
BALANCE, JULY 1, 1995           3,236,199  323,620    12,459,965   6,097,426         731   (99,797 )   18,781,945
Net Loss                              --        --            --    (573,066)         --        --       (573,066)
Foreign currency translation
  adjustment                          --        --            --          --      (5,954)       --         (5,954)
BALANCE, JUNE 29, 1996          3,236,199  323,620    12,459,965   5,524,360      (5,223)  (99,797 )   18,202,925
Net income                            --        --            --   2,685,551          --        --      2,685,551
Exercise of stock options         26,667     2,667        52,334          --          --        --         55,001
Foreign currency translation
  adjustment                          --        --            --          --      (5,777)       --         (5,777)
BALANCE, JUNE 28, 1997          3,262,866  $326,287  $12,512,299  $8,209,911   $ (11,000)  $(99,797)  $20,937,700

See accompanying summary of accounting policies and notes to consolidated financial statements.
16

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            YEAR ENDED
                                                               JUNE 28,      JUNE 29,       JULY 1,
                                                                 1997          1996          1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                           $ 2,685,551   $  (573,066)  $ 1,293,815
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization                                484,152       173,336       166,965
     Provision for losses on accounts receivable                  214,521       113,500       171,477
     Provision for inventory obsolescence                         154,133       139,436       200,000
     Provision for deferred income taxes                         (121,000)      (58,000)      (75,000)
     Provision for deferred compensation                          (25,220)        6,782            (6)
     Foreign currency translation adjustment                       (5,777)       (5,954)          731
     (Increase) decrease in:
        Accounts receivable                                    (9,129,210)    3,804,734    (1,079,970)
        Inventories                                            (1,484,715)    1,649,026    (6,331,178)
        Prepaid expenses                                         (701,675)      159,244    (1,176,461)
        Other assets                                              229,728       (69,076)       43,662
     Increase (decrease) in:
        Accounts payable                                        4,211,199      (192,360)    5,015,062
        Accrued expenses and customers' deposits                  114,895     1,214,580      (623,547)
     Net cash provided by (used in) operating activities       (3,373,418)    6,362,182    (2,394,450)
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                                        (846,845)   (1,159,659)     (520,274)
     Proceeds from property and equipment disposals                27,125       347,557        59,377
        Net cash used in investing activities                    (819,720)     (812,102)     (460,897)
CASH FLOWS FROM FINANCING ACTIVITIES:
     Principal payments on long term debt                         (11,052)       (5,216)     (145,958)
     Issuance of common stock upon exercise of stock options       55,001            --         4,500
        Net cash provided by (used in) financing activities        43,949        (5,216)     (141,458)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           (4,149,189)    5,544,864    (2,996,805)
CASH AND CASH EQUIVALENTS, at beginning of year                 7,981,723     2,436,859     5,433,664
CASH AND CASH EQUIVALENTS, at end of year                     $ 3,832,534   $ 7,981,723   $ 2,436,859

See accompanying summary of accounting policies and notes to consolidated financial statements.
17

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
SUMMARY OF ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements of Speizman Industries, Inc. (the "Company") include all of its subsidiaries, all of which are majority owned. All material intercompany transactions (domestic and foreign) have been eliminated. The financial statements of the Company's United Kingdom subsidiary are translated from pounds sterling to U.S. dollars in accordance with generally accepted accounting principles.
REVENUE RECOGNITION
The major portion of the Company's revenues consists of sales and commissions on sales of machinery and equipment. The profit derived therefrom is recognized in full at the time of shipment.
CASH AND CASH EQUIVALENTS
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value because of the short-term maturity of these instruments.
INVENTORIES
Inventories are carried at the lower of cost or market. Cost is computed, in the case of machines, on an identified cost basis and, in the case of other inventories, on an average cost basis.
PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes.
FOREIGN EXCHANGE CONTRACTS
The Company enters into foreign currency contracts to reduce the foreign currency exchange risks. Foreign currency hedging contracts obligate the Company to buy a specified amount of a foreign currency at a fixed price in specific future periods. Realized and unrealized gains and losses are recognized in net income in the period of the underlying transaction. As of June 28, 1997, the Company had contracts maturing through April 1998 to purchase approximately 27.4 billion Lira for approximately $16.2 million, which approximates the spot rate on that date.
TAXES ON INCOME
The Company has adopted the FAS Statement No. 109, "Accounting for Income Taxes". Accordingly, deferred tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Income tax expense will increase or decrease in the same period in which a change in tax rates is enacted.
INCOME PER SHARE
Income per share is computed on the weighted average number of common and equivalent shares outstanding during the period. Common equivalent shares include those common shares, which would be issued upon the exercise of the stock options, when dilutive, net of shares assumed to have been repurchased with the proceeds.
FISCAL YEAR
The Company maintains its accounting records on a 52-53 week fiscal year. The fiscal year ends on the Saturday closest to June 30. Years ending June 28, 1997, June 29, 1996 and July 1, 1995 included 52 weeks.
18

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
NEW ACCOUNTING PRONOUNCEMENTS
In February 1997, the Financial Accounting Standards Board issued FAS No. 128, "Earnings per Share", which established new standards for computations of earnings per share. Statement No. 128 will be effective for periods ending after December 15, 1997 and will require presentation of: (1) "Basic Earnings per Share", computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period and (2) "Diluted Earnings per Share", which gives effect to all dilutive potential common shares that were outstanding during the period, by increasing the denominator to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Had FAS 128 been effective for the years ended June 28, 1997 and June 29, 1996, basic and diluted earnings per share would have been as follows:

                                                                                        JUNE 28,    JUNE 29,
                                                                                          1997        1996
Basic earnings per share                                                                 $ 0.83      $(0.17)
Diluted earnings per share                                                               $ 0.82      $(0.17)

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, REPORTING COMPREHENSIVE INCOME (SFAS
130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.
SFAS 130 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementations of this standard.
In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about SEGMENTS OF AN ENTERPRISE and RELATED INFORMATION, (SFAS 131) which supersedes SFAS No. 14, FINANCIAL REPORTING FOR SEGMENTS OF A BUSINESS ENTERPRISE. SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.
SFAS 131 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, it may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.
19

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 -- BUSINESS AND CREDIT RISK CONCENTRATION
The Company is engaged in the distribution of machinery for the textile industry. With operations in the United States, Canada and the United Kingdom, the Company primarily sells to customers located within the United States. Export sales from the United States were approximately $12,433,000, $7,196,000 and $8,547,000 during fiscal 1997, 1996 and 1995, respectively. There were no export sales by the Canadian operations. Sales of the Company's United Kingdom subsidiary amounted to approximately $1,901,000 in 1997, essentially all of which were to customers in the United Kingdom. This operation was closed during fiscal 1997 with no significant current or on-going impact to the Company's operations.
Financial instruments which potentially subject the Company to credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.
The Company reviews a customer's credit history before extending credit. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. To reduce credit risk the Company generally requires a down payment on large equipment orders.
A substantial amount of the Company's revenues are generated from the sale of sock knitting and other machines manufactured by Lonati, S.p.A. and one of its wholly owned subsidiaries (Santoni). Sales by the Company in the United States and Canada of machines manufactured by Lonati, S.p.A., generated the following percentages of the Company's net revenues: 60.1% in 1997, 46.2% in 1996 and 44.4% in 1995. In addition, sales of Santoni machines in the United States and Canada generated 7.0%, 4.8% and 9.3% of the Company's net revenues in fiscal 1997, 1996 and 1995, respectively. In 1997, approximately 11% and 10% of revenues consisted of sales to the Company's two largest customers. In 1996, approximately 9% and 6% of revenues consisted of sales to the Company's two largest customers. In 1995, approximately 7% and 5% of revenues consisted of sales to the Company's two largest customers. Generally, the customers contributing the most to the Company's net revenues vary from year to year.
NOTE 2 -- ACCOUNTS RECEIVABLE
Accounts receivable are summarized as follows:

                                                                                   JUNE 28,       JUNE 29,
                                                                                     1997           1996
Trade                                                                             $21,549,615    $12,420,405
Less allowance for doubtful accounts                                                 (474,477)      (259,956)
Net accounts receivable                                                           $21,075,138    $12,160,449

NOTE 3 -- INVENTORIES
Inventories are summarized as follows:

                                                                                   JUNE 28,       JUNE 29,
                                                                                     1997           1996
Machines
  New                                                                             $ 3,961,362    $ 1,645,825
  Used                                                                              4,807,479      6,565,310
Parts and supplies                                                                  4,201,293      3,428,310
Total                                                                             $12,970,134    $11,639,552

20

NOTE 4 -- LEASES
The Company conducts its operations from leased facilities which include both offices and warehouses. Its primary operating facility is leased from a partnership in which Mr. Robert S. Speizman, the Company's president, has a 50% interest. The lease extends through March 1998. Lease payments to the partnership approximated $356,000, $323,000, and $204,000 in fiscal years 1997, 1996 and 1995, respectively.
The Company leases furniture and fixtures under noncancelable capital lease agreements which expire at various dates through 1998.
Capitalized leases included in property and equipment are summarized as follows:

                                                                                        JUNE 28,    JUNE 29,
                                                                                          1997        1996
Furniture, fixtures and transportation equipment                                        $ 6,568     $105,264
Less accumulated amortization                                                            (2,069 )    (89,037)
Net leased property                                                                     $ 4,499     $ 16,227

As of June 28, 1997, future net minimum lease payments under capital leases and future minimum rental payments required under operating leases that have initial or remaining noncancelable terms in excess of one year are as follows:

                                                                                       CAPITAL    OPERATING
                                                                                       LEASES      LEASES
1998                                                                                   $2,180     $605,193
1999                                                                                     --        181,102
2000                                                                                     --         69,719
2001                                                                                     --          4,936
2002                                                                                     --          4,936
Beyond                                                                                   --          9,873
  Total minimum lease payments                                                         $2,180     $875,759
  Less amount representing interest                                                      (411 )
  Present value of net minimum lease payments                                          $1,769

Total rent expense for operating leases approximated $1,021,600, $791,400 and $515,800 for fiscal years 1997, 1996 and 1995, respectively.
21

NOTE 5 -- TAXES ON INCOME
Provisions for federal and state income taxes in the consolidated statements of operations are made up of the following components:

                                                                            1997         1996         1995
Current:
  Federal                                                                $1,482,000    $ (70,000)   $673,000
  Foreign                                                                     2,000      (85,000)     74,000
  State                                                                     282,000      (15,000)    182,000
                                                                          1,766,000     (170,000)    929,000
Deferred:
  Federal                                                                   (87,000)     (50,000)   $(54,000)
  State                                                                     (34,000)      (8,000)    (21,000)
                                                                           (121,000)     (58,000)    (75,000)
Total taxes (benefit) on income                                          $1,645,000    $(228,000)   $854,000

Deferred tax benefits and liabilities are provided for the temporary differences between the book and tax bases of assets and liabilities. Deferred tax assets (liabilities) are reflected in the consolidated balance sheets as follows:

                                                                                        JUNE 28,    JUNE 29,
                                                                                          1997        1996
Net current assets                                                                      $383,000    $436,000
Net noncurrent assets (liabilities)                                                      152,000     (22,000)
                                                                                        $535,000    $414,000

Principal items making up the deferred income tax assets (liabilities) are as follows:

                                                                                            YEAR ENDED
                                                                                       JUNE 28,     JUNE 29,
                                                                                         1997         1996
Inventory valuation reserves                                                           $ 162,000    $191,000
Depreciation                                                                            (107,000)    (78,000)
Deferred charges                                                                         107,000      69,000
Capitalized leases                                                                        --           4,000
Inventory capitalization                                                                 191,000     130,000
Accounts receivable reserves                                                             182,000      97,000
Other                                                                                     --           1,000
  Net deferred tax asset                                                               $ 535,000    $414,000

22

The Company's effective income tax rates were different than the U.S. Federal statutory tax rate for the following reasons:

                                                                                    1997     1996     1995
U.S. Federal statutory tax rate                                                     34.0%    34.0%    34.0%
State income taxes, net of Federal income tax benefit                               4.3      3.6      3.5
Non-deductible expenses                                                             1.5      (5.3)    1.7
Foreign tax rates                                                                   (0.8)    (4.9)    1.2
Net tax effect of prior year adjustments                                            --       2.5      --
Other                                                                               (1.0)    (1.4)    (0.6)
Effective tax rate                                                                  38.0%    28.5%    39.8%

NOTE 6 -- LINE OF CREDIT
The Company has a credit facility with NationsBank, expiring October 31, 1999. This facility provides $25.0 million including up to a maximum of $4.0 million for direct borrowings, with the balance available for the issuance of documentary letters of credit. Amounts outstanding under the line of credit bear interest at the greater of prime plus 1% or the Federal Funds Effective Rate plus 1.5% for base rate loans and the 30, 60 or 90 day LIBOR rate plus 2.0% for LIBOR loans. In connection with this line of credit, the Company granted a security interest in accounts receivable and inventory, as defined in the loan agreement. (See Note 12)
This credit facility contains certain covenants that require, among other things, the Company to maintain levels of current assets to current liabilities, total liabilities to net worth, working capital, tangible net worth, restrictions on dividends and certain fixed charge coverage. As of June 28, 1997, the Company was in compliance with such covenants.
This credit facility was refinanced on August 1, 1997 in conjunction with the purchase of Wink Davis Equipment Company. (See Note 13)
NOTE 7 -- LONG-TERM DEBT
Long-term debt consists of:

                                                                    JUNE 28, 1997          JUNE 29, 1996
                                                                  TOTAL      CURRENT     TOTAL      CURRENT
Capital lease obligations (Note 4)                               $  1,769    $1,769     $ 12,821    $11,051
Other                                                             110,344      --        135,564      --
Total                                                             112,113    $1,769      148,385    $11,051
Current maturities                                                 (1,769)               (11,051)
                                                                 $110,344               $137,334

Annual maturities of long-term debt are 1998, $1,769; 1999, $0; 2000, $0; 2001,
$0; 2002, $0; thereafter, $110,344.
NOTE 8 -- STOCK OPTIONS
The Company has reserved 125,000, 250,000, 145,000 and 145,000 shares of Common Stock under four employee stock plans, adopted in 1981, 1991, 1995 and 1996, respectively. As of June 28, 1997, options to purchase 11,522, 165,403, 145,000 and 145,000 were outstanding under the 1981, 1991, 1995 and 1996 Plans, respectively. Each option granted under the 1981, 1991 and 1995 Plans becomes exercisable in cumulative increments of 20%, 50%, 80% and 100% on the first, second, third and fourth anniversaries of the date of grant respectively. Each option granted under the 1996 Plan becomes exercisable in cumulative increments of 50% and 100% on the first and second anniversaries of the date of grant respectively. All options, subject to certain exceptions
23
with regard to termination of employment and the percentage of outstanding shares of common stock owned, must be exercised within ten (10) years from the date of the grant. The option price under the 1981 and 1991 Plans, subject to certain exceptions, may not be less than 100% of the fair market value per share of Common Stock on the date of the grant of the option or 110% of such value for persons who control 10% or more of the voting power of the Company's stock on the date of the grant. The option price under the 1995 and 1996 Plans is not limited and may be less than 100% of the fair market value on the date of the grant. A summary of employee stock option transactions and other information for 1997, 1996, and 1995 follows:

                                                                  YEAR ENDED
                                                 WEIGHTED                WEIGHTED                WEIGHTED
                                     JUNE 28,    AVERAGE     JUNE 29,    AVERAGE     JULY 1,     AVERAGE
                                       1997      PRICE/SH.     1996      PRICE/SH.     1995      PRICE/SH.
Shares under option, beginning of     334,092     $ 3.13      150,429     $ 3.15      124,957     $ 2.71
  year
Options granted                       159,500       6.00      183,663       3.10       29,722       4.84
Options exercised                     (26,667)      2.06        --         --          (1,250)      1.88
Options expired                         --         --           --         --          (3,000)      1.88
Shares under option, end of year      466,925     $ 4.17      334,092     $ 3.13      150,429     $ 3.15
Options exercisable                   141,668                 117,086                  78,521
Prices of options exercised          $  2.063                   --                   $ .75 to
                                                                --                   $  1.875
Prices of options outstanding,       $ .75 to                $ .75 to                $ .75 to
  end of year                        $   6.00                $   5.50                $   5.50

The Company has reserved 15,000 shares of Common Stock under a non-employee directors stock option plan adopted in 1995. Each option granted under the Plan becomes exercisable in cumulative increments of 50% and 100% on the first and second anniversaries of the date of the grant, respectively, and subject to certain exceptions must be exercised within ten (10) years from the date of the grant. The option price equals the fair market value per share of Common Stock on the date of the grant. Options to purchase 6,000 shares were granted and outstanding at the end of the year at a price of $2.875 to $5.4375.
24

A summary of non-employee directors stock option and other information for 1997 and 1996 follows:

                                                                               YEAR ENDED
                                                                           WEIGHTED                WEIGHTED
                                                              JUNE 28,     AVERAGE     JUNE 29,    AVERAGE
                                                                1997       PRICE/SH.     1996      PRICE/SH.
Shares under option, beginning of year                            3,000     $ 2.88       --         $--
Options granted                                                   3,000       5.44       3,000        2.88
Options exercised                                                --          --          --          --
Options expired                                                  --          --          --          --
Shares under option, end of year                                  6,000     $ 4.16       3,000      $ 2.88
Options exercisable                                               1,500                  --
Prices of options exercised                                      --                      --
Prices of options outstanding, end of year                    $2.875 to                 $2.875
                                                              $  5.4375

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants: expected lives of 9.2 years, expected volatility of 0.578, risk-free interest rate of 6.5% and dividend yield of 0.0%.
For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been changed to the pro forma amounts indicated below:

                                                                                           YEAR ENDED
                                                                                      JUNE 28,     JUNE 29,
                                                                                        1997         1996
Pro forma net income                                                                 $2,512,366    $(627,969)
Pro forma earnings per share                                                         $     0.75    $   (0.19)

The following table summarizes information about stock options outstanding at June 28, 1997:

RANGE OF EXERCISE PRICES                                                                      $0.75 to $6.00
Outstanding options
  Number outstanding at June 28, 1997                                                                472,925
  Weighted average remaining contractual life (years)                                                    7.8
  Weighted average exercise price                                                             $         4.17
Exercisable options
  Number outstanding at June 28, 1997                                                                143,168
  Weighted average exercise price                                                             $         3.06

The weighted-average fair value of options granted during the year was $4.47.
NOTE 9 -- STOCK REDEMPTION AGREEMENT
The Company has an agreement with its principal holder whereby, upon his death, the Company is obligated to redeem a portion of the stock in the Company held by the estate. The redemption price for common stock is to be the fair market value of common stock, less 5%, plus any accrued dividends. In no case will the Company pay
25
out more than the amount of life insurance proceeds received by the Company as a result of the death of the stockholder.
At June 28, 1997, there were 635,649 common shares covered by the above agreement. The face value of life insurance carried by the Company under this agreement amounts to $1,150,000.
NOTE 10 -- DEFERRED COMPENSATION PLANS
The Company has deferred compensation agreements with two employees providing for payments amounting to $2,056,680 upon retirement and from $1,546,740 to $2,181,600 upon death prior to retirement. One agreement, as modified, has been in effect since 1972 and the second agreement was effective October 1989. Both agreements provide for monthly payments on retirement or death benefits over fifteen year periods. Both agreements are funded under trust agreements whereby the Company pays to the trust amounts necessary to pay premiums on life insurance policies carried to meet the obligations under the deferred compensation agreements.
Charges to operations applicable to those agreements were approximately $48,885, $53,885 and $43,885 for the fiscal years 1997, 1996 and 1995, respectively.
NOTE 11 -- EMPLOYEES' RETIREMENT PLAN
The Company adopted a 401(k) retirement plan, effective October 1, 1989, for all qualified employees of the Company to participate in the plan. Employees may contribute a percentage of their pretax eligible compensation to the plan, and the Company matches 50% (25% prior to September 13, 1996) of each employee's contribution up to 4% of pretax eligible compensation. The Company's matching contributions totaled approximately $47,000, $21,000 and $17,000 in fiscal years 1997, 1996 and 1995, respectively.
NOTE 12 -- COMMITMENTS AND CONTINGENCIES
The Company had outstanding commitments backed by letters of credit of approximately $16,631,000 and $13,244,000 at June 28, 1997 and June 29, 1996,
respectively, relating to the purchase of machine inventory for delivery to customers.
The Company has not obtained product liability insurance to date due to the prohibitive cost of such insurance. The nature and extent of distributor liability for product defects is uncertain. The Company has not engaged in manufacturing activities since 1990, and management presently believes that there is no material risk of loss to the Company from product liability claims against the Company as a distributor.
NOTE 13 -- SUBSEQUENT EVENT
On August 1, 1997, the Company purchased all of the outstanding common stock of Wink Davis Equipment Company, Inc. ("Wink Davis"), pursuant to a Stock Purchase Agreement dated July 31, 1997. The Company paid $9.5 million. There is an additional conditional payment of up to $1.5 million in cash over a five-year period based on certain pre-tax earnings calculations. Wink Davis is based in Atlanta, Georgia and distributes laundry equipment and parts, principally in the southeastern United States, as well as in the Chicago, Illinois area. The acquisition has been accounted for by the purchase method at August 1, 1997. Since the acquisition was accounted for at August 1, 1997, the results of operations of Wink Davis have not been included in the Company's consolidated financial statements. Net revenues of Wink Davis for the twelve months ended June 30, 1997 were approximately $32.6 million.
NOTE 14 -- SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                                      YEAR ENDED
                                                                           JUNE 28,     JUNE 29,     JULY 1,
                                                                             1997         1996        1995
Cash paid during year for:
  Interest                                                                $   101,315   $  81,578   $  86,704
  Income taxes                                                              1,440,696     120,086     524,464

26

CORPORATE INFORMATION

OFFICERS
Robert S. Speizman
CHAIRMAN OF THE BOARD
AND PRESIDENT

Josef Sklut
VICE PRESIDENT-FINANCE,
TREASURER AND SECRETARY

James H. McCorkle, III
CONTROLLER AND
ASSISTANT SECRETARY

TRANSFER AGENT AND
REGISTRAR

First-Citizens Bank
& Trust Co.

Corporate Trust Dept.
P.O. Box 29522
Raleigh, N.C. 27626

DIRECTORS

Robert S. Speizman
CHAIRMAN OF THE BOARD
AND PRESIDENT

Steven P. Berkowitz
CHAIRMAN OF THE BOARD
OF MARWEN FOUNDATION

William Gorelick
PRIVATE INVESTOR

Scott C. Lea
CHAIRMAN OF THE BOARD,
LANCE, INC.

Josef Sklut
VICE PRESIDENT-FINANCE,
TREASURER AND SECRETARY

LOCATIONS

Speizman Industries, Inc.
Executive Offices:
508 W. Fifth Street
Charlotte, N.C. 28202

Wink Davis Equipment
Company, Inc.
800 Miami Circle, NE
Atlanta, GA 30324

Speizman Canada, Inc.
5205 boul. Metropolitain est,
Suite 3
Montreal, Quebec H1R 1Z7
Canada

LISTING

Speizman Industries, Inc.
Common Stock is listed
on the NASDAQ National
Market System under the
symbol "SPZN."

GENERAL COUNSEL

Odom & Groves, P.C.
Charlotte, N.C.

INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

BDO Seidman, LLP
Charlotte, N.C.



FORM 10-K
Copies of the Company's Annual Report on Form 10-K for the year ended June 28, 1997, may be obtained without charge by writing:
Mr. Josef Sklut
Speizman Industries, Inc.
P.O. Box 31215
Charlotte, N.C. 28231